UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                     For the date of May 8, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








               ALLIED IRISH BANKS, P.L.C. PURCHASE OF OWN SHARES



Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announces that on 7 May 2003, it purchased 355,000 of its ordinary shares, at an average price of EUR14.29582, to be held as treasury shares.




                                     -ENDS-




For further information please contact:

Alan Kelly                                      Catherine Burke
Head of Capital & Group Investor Relations      Head of Corporate Relations
AIB Group                                       AIB Group
Bankcentre                                      Bankcentre
Ballsbridge                                     Ballsbridge
Dublin 4                                        Dublin 4
Tel: +353-1-6600311 ext. 12162                  Tel: +353-1-6600311 ext. 13894

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  8 May 2003                                By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.